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Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Claire Erlanger, Staff Accountant Melissa Raminpour, Accounting Branch Chief

Re:	Vedanta Limited
Form 20-F for the Fiscal Year Ended March 31, 2019 Filed July 15, 2019 File No. 001-33175

Item 8. Financial Information

Legal Proceedings, page 144

1.

We note that you have several significant legal proceedings disclosed in this section that are not disclosed in the notes to the financial statements. Please revise to ensure that all legal contingencies that meet the requirements of paragraph 86 of IAS 37 are disclosed in the notes to the financial statements.

RESPONSE:

The Company respectfully submits that Item 8 of Form 20F requires the disclosure of significant legal proceedings, including those that may not meet the criteria of being classified as contingent liability under IAS 37.

Para 86 of IAS 37 provides as follows (Emphasis added):

“Unless the possibility of any outflow in settlement is remote, an entity shall disclose for each class of contingent liability at the end of the reporting period a brief description of the nature of the contingent liability and, where practicable:

(a) an estimate of its financial effect, measured under paragraphs 36–52;

(b) an indication of the uncertainties relating to the amount or timing of any outflow; and

(c) the possibility of any reimbursement”

In accordance with IAS 37, the Company has only included those significant legal proceedings in the notes to financial statements where these meet the definition of contingent liability under IAS 37. However, in accordance with Item 8 of Form 20-F, the Company has included all significant legal proceedings on page 144 of the Form 20-F, including those where the outflow has been assessed as probable, possible or remote.

February 26, 2020

Note 3(a) Significant Accounting Policies

C. Revenue Recognition, page F-14

2.

Please revise to disclose the significant payment terms of your performance obligations and how the timing of satisfaction of its performance obligations relates to the typical timing of payment and the effect that those factors have on the contract asset and the contract liability balances. See guidance in paragraph 117 and 119 of IFRS 15. Also, for any remaining performance obligations as of year-end, please include the disclosures required by paragraph 120 of IFRS 15.

RESPONSE:

The Company respectfully submits that under the terms of Company’s contracts with customers, the only material performance obligation that the Company undertakes is transfer of control of goods. The effects of other performance obligations post transfer of control of goods are immaterial. This is disclosed in note 3(b) on page F-28 of Form 20-F which is reproduced below:

Under this standard, services provided post transfer of control of goods are treated as separate performance obligation and requires proportionate revenue to be deferred along with associated costs and to be recognised over the period of service. The Group provides shipping and insurances services after the date of transfer of control of goods and therefore has identified it as a separate performance obligation. As per the result of evaluation of contracts of the relevant revenue streams, it is concluded that the impact of this change is immaterial to the Group and hence no accounting changes have been done.

The transaction price for each unit of output where control has been transferred is contractually fixed. In instances where payments are received in advance from customers, and the settlement period is beyond one month, the contracts include a separate financing component at the prevailing market rates, which the Company accounts for separately as a finance cost.

The Company respectfully submits that the following disclosure in Form 20-F provides details of the significant payment terms as well as the relationship between the timing of satisfaction of performance obligations and the timing of payments that could have any material effect on the contract asset and/or the contract liability balances, as required under paragraph 117 of IFRS 15.

Note 25 Credit Risk (page F-82)

Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing

Footnote 2 to Note 24 Trade and other payables and Other non-current liabilities (page F-70)

“Advances from customers are contract liabilities and include amounts received under long term supply agreements. The advance payment plus a fixed rate of return/ discount will be settled by supplying respective commodity over a period up to twenty four months under an agreed delivery schedule as per the terms of the respective agreements. As these are contracts that the Group expects, and has the ability, to fulfil through delivery of a non-financial item, these are recognised as advance from customers and will be recognised as revenue as and when control of respective commodities is transferred to customers under the agreements. The portion of the advance that is expected to be settled within the next 12 months has been classified as a current liability.”

February 26, 2020

In response to the Staff’s comment, the Company respectfully undertakes that it would revise the disclosure in its future filings to include the following:

REVISED DRAFT OF THE PROPOSED DISCLOSURE:

Majority of the Group’s sales are against advance or are against letters of credit/ cash against documents/ guarantees of banks of national standing. Where sales are made on credit, the amount of consideration does not contain any significant financing component as payment terms are within three months.

Wherever advances have been received from customers, the same is recognized as a contract liability and presented as “Advances from customers”. The advance payments received plus a specified rate of return/ discount, at the prevailing market rates, is settled by supplying respective commodity over a period of up to twenty four months under an agreed delivery schedule as per the terms of the respective agreements. As these are contracts that the Group expects, and has the ability, to fulfil through delivery of a non-financial item, these are recognised as advance from customers and are recognised as revenue as and when control of respective commodities is transferred to customers under the agreements. The fixed rate of return/discount is treated as finance cost. The portion of the advance where either the Group does not have a unilateral right to defer settlement beyond 12 months or expects settlement within 12 months from the balance sheet date is classified as a current liability.

The Company respectfully submits that in view of the foregoing, no additional disclosure is required under paragraph 119 of IFRS 15.

With regard to paragraph 120 of IFRS 15, the Company has availed the practical expedient under paragraph 121 of IFRS 15 as either the performance obligations are to be settled within one year from the date of entering into the contracts or the Company recognizes revenue only to the extent of amounts that correspond directly with the value to the customer of the Company’s performance completed to date. The revenue so recorded is measured by multiplying the units of output transferred to the customer up to the balance sheet date with the transaction price specified in the contract, which the Company is also contractually entitled to recover from its customers. Further, there exist no amounts of consideration which were excluded from the transaction price on the date of completion of the performance obligation and the determination of the transaction price does not include any significant level of estimation. In response to the Staff’s comment, the Company respectfully submits that it would revise the disclosure in its future filings that it has availed such practical expedient as required under paragraph 122 of IFRS 15 as follows:

As per the terms of the contract with its customers, either all performance obligations are to be completed within one year from the date of such contracts or the Company has a right to receive consideration from its customers for all completed performance obligations. Accordingly, the Company has availed the practical expedient available under paragraph 121 of IFRS 15 and dispensed with the additional disclosures with respect to performance obligations that remained unsatisfied (or partially unsatisfied) at the balance sheet date. Further, since the terms of the contracts directly identify the transaction price for each of the completed performance obligations there are no elements of transaction price which have not been included in the revenue recognised in the financial statements.

February 26, 2020

3.

We note your disclosure that revenue from oil, gas and condensate sales represent the Group’s share of oil, gas and condensate production, recognized on a direct entitlement basis, when control is transferred to the buyers. In light of the fact that it appears your oil and gas business is structured mostly with production sharing contracts, please provide us more details on the nature of these arrangements and how you account for them in accordance with IFRS 15. As part of your response, please tell us how you have determined that these arrangements are in the scope of IFRS 15 and how you have determined whether the other parties in this arrangement meet the definition of a customer in IFRS 15. Also, please tell us the nature of any principal versus agent considerations in these transactions, such as those included in paragraphs B34-B38 of IFRS 15.

RESPONSE:

Production Sharing Contracts

The Company respectfully submits that it has entered into multiple production sharing contracts with the Government of India (“Government”), to carry out oil and gas exploration and production activities in accordance with the terms of the contract, with the Government, the Company and other joint venture partners sharing the output.

Under these contracts, the ownership of the mineral reserves and resources in the ground do not pass to the Company. Instead, the Company is permitted to recover its costs and share in the profits from the exploration and production activities. Below are the broad features of the production sharing contract:

a)	the Government retains ownership of the reserves and resources and grants the Company the right to explore for, develop, and produce the reserves;
b)	the Government is directly involved in the operation by way of representation in management committee taking decisions;
c)	requires submission by the Company of its annual work program and corresponding annual budget to the Government for approval;
d)	the Company is responsible to the Government for carrying out operations in accordance with the term of the contract;
e)	the Government is entitled to statutory levies like royalty and cess, in accordance with the prevailing regulations;
f)

the contract specifies whether particular types of cost are recoverable or non-recoverable. Recoverable costs not recovered by the Company in the current reporting period can be carried forward to the following reporting period for making adjustments in future profit petroleum payments payable to the Government;

g)	revenues remaining after royalty, cess and other recoverable costs are called profit oil. Profit oil is shared between the Government and the Company as agreed under the terms of the contract.

The relevant guidance in IFRS 15 that has been relied upon is reproduced below:

Definition of Customer: A party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.

February 26, 2020

Para 6 to IFRS 15 provides: A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. A counterparty to the contract would not be a customer if, for example, the counterparty has contracted with the entity to participate in an activity or process in which the parties to the contract share in the risks and benefits that result from the activity or process (such as developing an asset in a collaboration arrangement) rather than to obtain the output of the entity’s ordinary activities.

Para BC54 of IFRS 15 provides,

“Some respondents asked the boards to clarify whether the parties to some common types of contracts (for example, contracts with collaborators or partners) would meet the definition of a customer. However, the boards decided that it would not be feasible to develop application guidance that would apply uniformly to various industries because the nature of the relationship (ie supplier-customer versus collaboration or partnership) would depend on specific terms and conditions in those contracts. The boards observed that in many arrangements highlighted by respondents, an entity would need to consider all relevant facts and circumstances, such as the purpose of the activities undertaken by the counterparty, to determine whether the counterparty is a customer. Examples of arrangements in which an entity would need to make that assessment are as follows:

(a) ….

(b) arrangements in the oil and gas industry in which partners in an offshore oil and gas field may make payments to each other to settle any differences between their proportionate entitlements to production volumes from the field during a reporting period; and

(c) …..”

Analysis of the Product Sharing Contract (“PSC”)

The PSCs create a working interest relationship. The Company assumes risks associated with performing the exploration, development and production activities and receives a share of future production as specified in the contract.

IFRS 15 notes that in certain transactions, while there may be payments between parties in return for what appears to be goods or services of the entity, a counterparty may not always be a ‘customer’ of the entity. Instead, the counterparty may be a collaborator or partner that shares the results from the activity or process rather than to obtain the output of the entity’s ordinary activities. Under the PSC entered by the Company, ‘profit oil’, which is computed as the excess of revenue over royalty, cess and other recoverable costs, is shared between the Government and the Company, which includes both the Company and its joint venture partners in accordance with the contract terms. In this arrangement, Government or the other Joint Venture (JV) partners do not purchase goods or services from the Company, and the Company does not receive any consideration from them, rather the Government and the JV partner receives the amount relating to their entitlement interest. Accordingly, the transactions with Government and the JV Partner are considered not to be in the scope of IFRS 15 as both the Government and the JV Partner are not considered to be the “Customers” in terms of IFRS 15.

The Company recognizes the revenue based on direct entitlement interest, implying entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery. The hydrocarbons sold by the Company, to the extent of the Government’s share, is being sold on behalf of the Government and thus the sales proceeds are remitted by the Company to the Government based on the entitlement interest. The Company and the JV partners directly receive the proceeds for their share of hydrocarbons on an estimated entitlement interest basis, which gets trued up on a periodic basis. Any amounts received by either the Company or the JV partner which is at variance from the final entitlement interest is settled in cash. Therefore, to the extent the Company has sold hydrocarbons belonging to the Government or if it has collected sales proceeds in excess of its final entitlement interest, , the Company is in substance an agent of the Government and/or its JV partner. Accordingly, in accordance with paragraph 47 of IFRS 15, which is reproduced below, the amount collected on behalf of Government and the JV partner is excluded from the transaction price of revenue from customers.

February 26, 2020

An entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

Consequently, the amount of revenue recognized is only to the extent the Company delivers its share of production to its customers.

Note 6. Revenue, page F-44

4.

We note your disclosure that revenue from contracts with customers for 2019 includes 37,867 million for which contract liabilities existed at the beginning of the year. Please revise to disclose the opening and closing balances of contract liabilities from contracts with customers, and the nature of any material changes in the balance during the year, in accordance with paragraph 116 and 118 of IFRS 15.

RESPONSE:

The Company respectfully submits that the disclosure of the opening and closing balances of contract liabilities from contracts with customers, as required by paragraph 116(a) of IFRS 15, have been disclosed in Note 24 “Trade and other payables and other non-current liabilities”, on page F-70 form 20-F, under the heading “Advance from customers”.

Additionally, as required by paragraph 116(b) of IFRS 15, revenue recognised during the period that was included in the contract liability balances at the start of the year is disclosed in Note 6 ‘Revenue’ on page F-44 of Form 20-F. Further, there were no material amounts of revenue recognised during the year ended March 31, 2019 for which performance obligation was satisfied (or partially satisfied) in a previous period and hence disclosures under paragraph 116(c) of IFRS 15 were not applicable to the Company.

The Company respectfully submits that changes in the contract liability balances during the fiscal year ended March 31, 2019 relate only to revenue recognised during the year, fresh advances received, or refunds made, and there have been no other significant changes in the contract liability balances requiring any disclosure which are material in terms of paragraph 118 of IFRS 15.

February 26, 2020

Please contact the undersigned at +65.6437.5467 if you have any questions or require any further information.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	GR Arun Kumar

Chief Financial Officer

Vedanta Limited